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16021685

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AUG 10 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46896

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phillips & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 SW Fifth Avenue, Suite 2100
(No. and Street)

Portland (City) Oregon (State) 97201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kelly Cowing 503-224-0858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

805 SW Broadway, Suite 1200 (Address) Portland (City) Oregon (State) 97205 (Zip Code)

RECEIVED
2016 AUG 10 PM 12:09
SEC / TM

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kelly Cowing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phillips & Company Securities, Inc., as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL STAMP
MARGARET DUNCAN McKAY
NOTARY PUBLIC-OREGON
COMMISSION NO. 921942
MY COMMISSION EXPIRES NOVEMBER 11, 2017

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





MOSS ADAMS LLP

Certified Public Accountants | Business Consultants

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Phillips & Company Securities, Inc.

We have audited the accompanying statement of financial condition of Phillips & Company Securities, Inc. (the Company) as of June 30, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moss Adams LLP

Portland, Oregon
August 25, 2015


Phillips &
Company
Wealth Strategies | Vested

Report of Independent Registered Public
Accounting Firm and Financial Statements
(with Supplementary Information) for

Phillips & Company Securities, Inc.

June 30, 2015

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2015

ASSETS		
Cash and cash equivalents	$	160,480
Commissions receivable – clearing broker		11,202
Employee and officer receivables		6,800
Deposit with clearing broker, restricted		50,000
Prepaid expenses and other assets		565
Total assets	$	229,047
LIABILITIES		
Accounts payable	$	38,634
Payable to related party		19,403
Accrued compensation		33,863
Total liabilities		91,900
COMMITMENTS AND CONTINGENCIES (Note 3)		
STOCKHOLDER'S EQUITY		
Common stock – voting, no par value, 1,000,000 shares authorized, 200 shares issued and outstanding		50,000
Additional contributed capital		289,828
Accumulated deficit		(202,681)
Total stockholder's equity		137,147
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	229,047

See accompanying notes

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2015

REVENUES	
Commissions	$ 721,885
Other revenues	141,991
Total revenues	863,876
EXPENSES	
Compensation and benefits	602,395
Clearing and floor brokerage charges	72,700
Occupancy and equipment costs	44,449
Licenses and subscriptions	28,352
Legal and professional	17,291
Insurance	14,652
News and quotes service	5,795
Communications	4,826
Travel	3,883
Postage and printing	2,334
Other operating expenses	34,774
Total expenses	831,451
NET INCOME	$ 32,425

See accompanying notes.

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2015

	Common Stock		Additional Contributed Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE, June 30, 2014	200	$ 50,000	$ 374,442	$ (235,106)	$ 189,336
Capital contributions	-	-	9,161	-	9,161
Dividends paid	-	-	(93,775)	-	(93,775)
Net income	-	-	-	32,425	32,425
BALANCE, June 30, 2015	200	$ 50,000	$ 289,828	$ (202,681)	$ 137,147

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	32,425
Adjustments to reconcile net income to net cash from operating activities:		
Operating expenses paid by stockholder and recognized as contributed capital		(84,614)
Change in cash from operating activities due to changes in certain assets and liabilities:		
Commissions receivable - clearing brokers		(2,213)
Employee and officer receivables		1,463
Change in related party receivable/payable		17,041
Prepaid expenses and other assets		760
Accounts payable		(17,688)
Accrued compensation		(5,824)
Net cash from operating activities		(58,650)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(93,775)
Net cash from financing activities		(93,775)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(152,425)
CASH AND CASH EQUIVALENTS, beginning of year		219,130
CASH AND CASH EQUIVALENTS, end of year	$	66,705
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest during the year	$	240
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY		
Contributed capital issued for payment of operating expenses	$	9,161

See accompanying notes.

Note 1 – Organization and Summary of Significant Accounting Policies

Organization – Phillips & Company Securities, Inc. (the Company) is an Oregon Corporation operating as a registered broker-dealer in securities and, until October 31, 2011, as a registered investment advisor, with the Securities and Exchange Commission and as a member of the Financial Industry Regulatory Authority (FINRA). The Company is currently engaged primarily in brokerage services and clears all transactions with and for customers on a fully-disclosed basis through Pershing LLC, its clearing broker-dealer. Customers are located throughout the United States. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

On October 31, 2011, pursuant to an Asset Purchase Agreement between the Company, its stockholder, and Phillips and Company Advisors, LLC (Advisors), the Company sold and transferred its interest in all registered investment advisory services to Advisors. As a result of this spin-off of advisory operations, certain assets and liabilities of an equivalent amount were transferred to Advisors and all revenue and expenses related to registered investment advisory services were recognized by Advisors following the effective date of the Asset Purchase Agreement.

Simultaneous to the completion of the Asset Purchase Agreement, the Company and Advisors executed an Expense Sharing Agreement whereby the Company and Advisors established a mechanism for the sharing of expenses. In accordance with the Expense Sharing Agreement, expenses may be shared on the basis of either (a) assets under management or (b) percentage of revenue. Allocations through September 30, 2014, which are subject to periodic review and revision, provided for expense sharing based on assets under management to have 80% allocated to Advisors and 20% allocated to the Company. In addition, expense sharing based on revenues were 80% allocated to Advisors and 20% allocated to the Company.

Effective October 1, 2014, the Expense Sharing Agreement was amended to change the basis of expense sharing to either (a) a percentage specified based on an analysis of time and resources or (b) actual costs. The current expense sharing is approximately allocated 85% to Advisors and 15% allocated to the Company.

Use of estimates – The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates relate to the realization of receivable accounts and the allocation of expenses pursuant to the Expense Sharing Agreement. Actual results could differ from those estimates.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash on deposit with banks, cash in brokerage accounts, and money market funds. For purposes of the statement of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less. The Company occasionally maintains cash balances at banks in excess of federally insured limits.

Commission revenue and expense - Commission revenues and related clearing expenses are recorded on a trade-date basis after securities transactions have occurred. All other transactions are recorded by the accrual method of accounting. Commissions receivable represent amounts due to the Company from the clearing broker. Commissions receivable are recorded net of related expenses.

Allowance for doubtful accounts - The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. On occasion, the clearing broker will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

Restricted clearing deposits - The Company is required by its clearing broker to maintain a fixed amount in a clearing account. The Company has granted the clearing broker a security interest in this account. The clearing broker may access the account for any fees the Company owes to the clearing broker but has not paid. Interest earned on the account is paid monthly to the Company. As of June 30, 2015, the Company's restricted clearing deposit account balance was $50,000.

Advertising - Advertising costs are charged to operations when incurred. Advertising and promotional expenses were not significant for the year ended June 30, 2015.

Income taxes - The Company has elected S Corporation status under the Internal Revenue Code. Under this provision, taxable income is generally taxed to the stockholder. The Company files its tax return on a calendar-year basis. While specific taxes still apply to an S Corporation, none of those taxes were applicable during the year ended June 30, 2015. Accordingly, no income tax expense or deferred income taxes are reflected in these financial statements.

The Company follows an accounting principle relating to uncertain tax positions that prescribes a recognition threshold and measurement process in accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. These provisions have had no financial statement impact to the Company as the Company does not have any entity level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for years 2011 and later.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Subsequent event evaluation – Subsequent events are events or transactions that occur after the date of the statement of financial condition, but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition, but arose after that date and before the financial statements are issued.

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of June 30, 2015, the Company had net capital of $129,402, which was $79,402 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.71 to 1 as of June 30, 2015. Additionally, the Company has agreed to maintain net capital of at least $100,000 as part of its agreement with its clearing broker. As of June 30, 2015, the Company's excess net capital above the clearing broker's requirements was $29,402.

Note 3 – Commitments and Contingencies

Operating lease commitments – The Company and Advisors entered into non-cancelable leases for office space and equipment. Under the terms of the cost sharing agreement discussed above, the Company's and Advisor's future minimum lease payments under non-cancelable operating leases is as follows:

Years ending June 30,	2016	$ 226,218
	2017	226,218
	2018	223,717
	2019	216,214
	2020	216,214
	Thereafter	396,392
		$ 1,504,973

The Company's portion is subject to the expense sharing agreement as disclosed at Note 1. Rent and lease expense incurred by the Company for the year ended June 30, 2015 was $37,167.

Note 3 – Commitments and Contingencies (continued)

Legal proceedings – From time to time, the Company may become party to legal proceedings, claims, and regulatory actions which arise in the ordinary course of its business. Although the ultimate resolution of such matters cannot be predicted with certainty, management does not currently believe these matters will have a material impact on the Company.

The Company is obligated to settle transactions with brokers and financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and management does not believe these matters will have a material impact on the Company.

Note 4 – Related Party Transactions

Employee and officer receivables – As of June 30, 2015, the Company held $6,800 in receivables due from various employees and the sole stockholder of the Company. These receivable accounts are unsecured, without interest, and collected over a short term.

Expense Sharing Agreement – The Expense Sharing Agreement with Advisors requires the two companies to reimburse each other for shared expenses based on allocations relating to assets under management or revenues. As a result of this Agreement, the Company owed Advisors $19,403 for expenses paid on its behalf as of June 30, 2015.

Note 5 – Employee Benefit Plan

The Company maintains a defined contribution employee benefit plan (the Plan) qualified under section 401(k) of the Internal Revenue Code. The Company makes employer safe harbor matching contributions equal to the sum of 100% of the amount of participant elective deferrals that do not exceed 3% of participant compensation, plus 50% of the amount of participant elective deferrals that exceed 3% of participant compensation, but not to exceed 5% of participant compensation. The employer profit sharing contribution is made at the sole discretion of the Board of Directors. The Company recognized $11,370 in expenses related to the Plan for the year ended June 30, 2015.

Note 6 – Off-Balance Sheet Credit Risk

The Company introduces all customer transactions in securities traded in U.S. securities markets to another broker-dealer on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Company.

In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company.

SUPPLEMENTARY INFORMATION

PHILLIPS & COMPANY SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2015

COMPUTATION OF NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	137,147
Deduct nonallowable assets:		
Employee and officer receivables		(6,800)
Prepaid expenses and other assets		(565)
Unsecured debits		(380)
		(7,745)
Net capital	$	129,402
AGGREGATE INDEBTEDNESS		
Total items included in statement of financial condition	$	91,900
Total aggregate indebtedness	$	91,900
COMPUTATION OF NET CAPITAL REQUIREMENT		
Net capital requirement based on ratio of aggregated indebtedness $91,900 x 6.67%	$	6,130
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$	50,000
NET CAPITAL REQUIREMENT	$	50,000
EXCESS NET CAPITAL AT 1500%	$	79,402
EXCESS NET CAPITAL AT 1000%	$	120,212
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.71 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of June 30, 2015, computed by Phillips & Company Securities, Inc., in its Form X-17 A-5, Part IIA, as filed with FINRA, does not differ materially from the above computation, which is based on audited financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW OF MANAGEMENT'S STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER SEC RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
Phillips & Company Securities, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Phillips & Company Securities, Inc. (the Company) identified provision 17 C.F.R § 240.15c3-3(k)(2)(ii) and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Phillips & Company Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Portland, Oregon
August 25, 2015

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of Phillips & Company Securities, Inc. (the Company), are responsible for complying with the requirements of 17 C.F.R. §15c3-3, "The Customer Protection Rule," of the Securities Exchange Act of 1934 (the "Act"). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of June 30, 2015 and during the period from July 1, 2014 through June 30, 2015. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Phillips & Company Securities, Inc.



Chief Financial Officer

8-25-15

Date

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Phillips & Company Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2014 to June 30, 2015, which were agreed to by Phillips & Company Securities, Inc. (the Company) and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $5 were not considered a difference requiring reporting.

1. Compared listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on the Company's annual filing of audited financial statements for the year ended June 30, 2015 with the amounts reported in Form SIPC-7 for the period from July 1, 2014 to June 30, 2015, noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5 (continued)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
August 25, 2015

EXHIBIT I
SCHEDULE OF ASSESSMENT PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE PERIOD FROM JULY 1, 2014 TO JUNE 30, 2015

Date Paid	Amount Paid
January 30, 2015	$ 904.98
August 5, 2015	984.21
	$ 1,889.19



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